United States securities and exchange commission logo





                               November 2, 2022

       Yehor Rodin
       President
       Global-Smart.Tech Inc.
       Kava b.b.
       85320, Tivat, Montenegro

                                                        Re: Global-Smart.Tech
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2022
                                                            File No. 333-267740

       Dear Yehor Rodin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 5, 2022

       General

   1. It appears that your pagination is out of order, please ensure that the pagination in future filings is correct. In
this regard, your financial statement index indicates that your financial statement
footnotes begin on page F-6 when your filing has them beginning on page 41.
       Cover Page

   2. We note your disclosures regarding Mr. Rodin's share ownership. Please revise this disclosure to specify
that you are a "controlled company," and include the definition of controlled company and
how that impacts potential shareholders.
 Yehor Rodin
FirstName LastNameYehor  Rodin
Global-Smart.Tech Inc.
Comapany 2,
November  NameGlobal-Smart.Tech
             2022               Inc.
November
Page 2    2, 2022 Page 2
FirstName LastName
3. Please revise your cover page to disclose that you are offering a "penny stock." In addition, please revise your risk factors section to include a separately captioned risk factor that describes the risk associated with purchasing a penny stock.
Overview, page 6

4. Please revise this section to clearly indicate that you have not begun any operations and that your intentions are purely speculative.
5. We note your references to "crypto-asset," "crypto mining," "cryptocurrency," and "digital asset" throughout. Please define these terms on first use, in particular if there is a distinction to be made between them. To the extent you are using these terms interchangeably, please revise to consistently use one term.
6. Please identify all of the cryptocurrencies that you intend to mine and briefly discuss whether your business strategy is to hold your crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter. In addition, clarify whether you have a specific policy for how you will determine when to sell your crypto assets for fiat currency to pay for costs and expenses incurred, capital expenditures and other working capital and through what exchange or if you intend to hold your mining rewards.
7. Please revise this section to indicate where your operations are currently and anticipated to be located.
Risk Factors, page 9

8. Please place this section in front of the The Offering section. Refer to Item 105(b) of
         Regulation S-K.
9. Please include a separate risk factor regarding the risks that the cryptocurrencies you mine are susceptible to theft which would result in a significant loss to you. As part of your disclosure, be sure to include a discussion regarding who will hold the private keys associated with your crypto asset wallets, how they will be stored, and the precautions that will be taken to keep them secure.
10. We note that your sole officer and director, Yehor Rodin, appears to reside outside the
         United States. Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments, and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.
The loss of any of our management team..., page 9

11. We note that here, and throughout your registration statement you make references to your "management team," "our management," and "employees." It appears that only one person, Yehor Rodin, has any role or position in the company. If true, please clarify this fact throughout your registration statement.
 Yehor Rodin
Global-Smart.Tech Inc.
November 2, 2022
Page 3
We are at an early stage of development of our crypto-asset mining..., page 9

12. Please revise this risk factor to indicate that rather than "limited revenue" you have no revenue for your most recent reporting period. Also provide more factual support for your assertion that you plan to generate revenue in 2023.
We have a business plan which is dependent on the price of Bitcoin, Ether and/or other crypto-assets., page 9

13. We note this, and other risk factors that describe risks related to Ether. Please revise your disclosure here and in your Description of Business section to address how you have taken into consideration the Ethereum merge with respect to your business model.
14. We note your disclosures that your "current strategy will continue to expose us to the numerous risks and volatility associated within this sector." Please identify those risks with specificity in this section. In addition, please provide support for your assertion that,
         "based on the current trend in crypto-asset mining, we do not expect to incur losses from our crypto mining operations for the near-term."
15. Please revise this risk factor to define and explain the term "co-hosting customer."
Cryptocurrencies other than bitcoin may have properties..., page 15

16. We note your disclosure that, "virtually all of our mining income comes from bitcoin mining." Please revise this risk factor as it does not appear that you have had any mining income to date.
Our reliance on third-party mining pool service providers..., page 16

17. Please revise this risk factor and your Business section to define what a mining pool is, how they work, and how they fit into your current and future business operations. As part of your disclosure, include a discussion of the fees charged by the Hive OS operating system and the mining pools you send your hash rate to.
Prospectus Summary
Emerging Growth Company Status, page 18

18. In the last bullet point on page 19, you disclose that as an emerging growth company you will not be required to present more than two years of financial statements in future
FirstName LastNameYehor Rodin
       filings. As the two-year presentation only relates to an initial public offering, please
Comapany    NameGlobal-Smart.Tech
       revise                            Inc.noting that you may present only
two years of financial
               your disclosure to clarify,
       statements
November    2, 2022inPage
                      future
                           3 filings if you remain a smaller reporting company.
FirstName LastName
 Yehor Rodin
FirstName LastNameYehor  Rodin
Global-Smart.Tech Inc.
Comapany 2,
November  NameGlobal-Smart.Tech
             2022               Inc.
November
Page 4    2, 2022 Page 4
FirstName LastName
Description of Securities, page 23

19. You disclose a liquidation preference for preferred stock. It does not appear that you have preferred stock authorized. Please remove the reference in future amendments or revise your disclosure to expand your discussion of preferred stock. Description of Business, page 25

20.      Please define the term "store of value."
Growth Strategy, page 25

21. We note your disclosure indicating that you are "developing unique IT code" to mine the most profitable crypto assets, "developing special software", and "developing artificial intelligence." Please revise to discuss the status of those products and whether you have any agreements with developers. To the extent you have not yet entered into any agreements or begun development of the products, revise your disclosure accordingly.
Interest of Named Experts, page 25

22.      We note that Haddan & Zepfel LLP provided the opinion contained in
Exhibit 5.1. Please
         properly identify the entity that is passing upon the legality of the shares offered under this registration statement.
Mining Operations, page 26

23. Please revise this section to clarify whether you intend to mine crypto assets solely for the benefit of the Company, or if you intend to offer mining services to third-party customers.
         To the extent you will have customers, indicate what type of contractual relationship you anticipate having and how you intend to compensate them.
24. We note your disclosure regarding the acquisition of Sapphire Pulse Radeon RX 6800 XT graphics processing units ("6800XT GPU)" and their associated hash rate. Please revise to clarify which blockchain the hash rate numbers represent mining on and provide a discussion of the material terms of the agreements to acquire 5000 6800XT GPUs including the timeline for delivery and any termination provisions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 28

25. Please revise your disclosure in the first paragraph of this section to exclude from your total current assets the fixed assets and other assets depicted on your balance sheet.
26. You provide narrative disclosure for your operational and financing cash flows on page
         29, but do not discuss your investing cash flows, including the May 2022 equipment purchase. Please revise your disclosure to include a discussion of investing cash flows.
 Yehor Rodin
FirstName LastNameYehor  Rodin
Global-Smart.Tech Inc.
Comapany 2,
November  NameGlobal-Smart.Tech
             2022               Inc.
November
Page 5    2, 2022 Page 5
FirstName LastName
Index to Financial Statements, page 35

27. Please revise your filing to provide audited financial statements from inception through the July 31, 2022 end of your indicated fiscal year.
Notes to the Financial Statements
3. Summary of Significant Accounting Policies, page 41

28. In a risk factor on page 11, you state that you wil measure crypto assets at fair value with realized and unrealized changes in value reflected in your income statement. Please tell us and disclose your policy for how you intend to account for crypt assets. Separately reference the specific accounting guidance you rely upon in your response letter.
29. Please tell us more about your intended operations. In your response, where appropriate, separately reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:
             Identify for us and disclose the products or services you expect to provide within the next year, including a description of your intended customers. Tell us and disclose your intended revenue recognition policies for these products
             and/or services.
             Tell us whether you will accept crypto-assets in payment for your products and/or services, and if so how you will account for receivables denominated in crypto-assets and the crypto assets actually received.
             Tell us and disclose whether you will store the crypto-assets you mine for your customers. If so, tell us your consideration of the custody guidance in SAB 121, and explain whether you are obligated under your agreements to safekeep customers'
             crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system. Foreign Currency, page 41

30. We note that you credited your foreign currency gain to other comprehensive income.
         Please tell us how this gain represents the translation of foreign financial statements under
         ASC 830-30. Otherwise revise your accounting to include this gain in net income as a foreign currency transaction gain under ASC 830-20. Regardless, revise your policy disclosure to clarify as it does not differentiate between transaction and translation gains and losses nor does it identify where they are reflected in your financial statements.
Signatures, page 47

31. Please revise your signature page to have your principal executive officer, principal financial officer, and principal accounting officer sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Finally, revise your Summary Compensation Table on page
 Yehor Rodin
Global-Smart.Tech Inc.
November 2, 2022
Page 6
         32 to identify the individual serving as your principal executive officer. Refer to Item
         402(m)(2) of Regulation 402.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Matthew Derby at (202) 551-3334 with any other questions.



FirstName LastNameYehor Rodin                                  Sincerely,
Comapany NameGlobal-Smart.Tech Inc.
                                                               Division of
Corporation Finance
November 2, 2022 Page 6                                        Office of
Finance
FirstName LastName